

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2014

Via E-mail
Daniel E. Berce
Chief Executive Officer
AFS Sensub Corp.
2265B Renaissance Drive, Suite 17
Las Vegas, Nevada 89119

> **Re: AFS Sensub Corp.**
> **Registration Statement on Form S-3**
> **Filed March 24, 2014**
> **File No. 333-194765**

Dear Mr. Berce:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. Please file your exhibits with your next amendment.

Where You Can Find More Information, page S-1

3. We note that you have provided the file number of a prior registration statement of the depositor. Please revise to include the file number for this registration statement.

Risk Factors
During periods of economic downturn, losses may increase, page S-22

4. We note your risk factor stating that because AmeriCredit focuses predominantly on sub-prime borrowers that the actual rate of delinquencies, defaults, and losses on these automobile loan contracts "may be impacted to a greater extent during an economic downturn." We also note, however, your disclosure on page S-58 stating that given your focus on subprime borrowers that delinquencies and losses "could be dramatically affected by a general economic downturn." Please revise the disclosure in order to make it consistent throughout the registration statement.

The Sponsor and the Servicer, page S-27

5. We note your disclosure stating that in the past year, none of AmeriCredit, the depositor, the trust collateral agent, or the owner trustee received a demand to repurchase any automobile loan contracts underlying a securitization sponsored by AmeriCredit, and there was no activity with respect to any demand made prior to such period. Please revise this disclosure to account for the prior three years as required by Item 1104(e) of Regulation AB.

Depositor Review of Automobile Loan Contracts, page S-36

6. We note your disclosure describing the loan approval process in which you specify that if a loan application meets the minimum custom score cut-off then it moves forward "to be evaluated judgmentally by a credit analyst." Please describe in greater detail the evaluation review performed by the credit analyst.

7. We also note your disclosure stating that from time to time a loan application that scores below the minimum custom score cut-off level is approved "based on a variety of factors." Please provide additional disclosure describing these factors.

The Automobile Loan Contracts, page S-39

8. We note that the automobile loan contracts included in the issuing entity may include delinquent assets. Please note that delinquent assets cannot constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date or asset-backed securities registered on Form S-3. Please confirm that delinquent assets will not constitute 20% or more of the automobile loan contracts included in the issuing entity or advise.

Description of the Notes, page S-61

9. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may

enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Credit Enhancement, page S-76

10. We note, for example, on page 50 of the base prospectus that you identify letters of credit as one possible type of credit enhancement; however, the prospectus supplement does not include any disclosure about such credit enhancement. Please revise so that the disclosure on credit enhancement is consistent throughout the registration statement. In doing so, please note that the base prospectus should only include those credit enhancements reasonably contemplated to be included in an actual takedown.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Hughes Bates, Attorney-Advisor, at 202-551-3731or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: John Keiserman
        Katten Muchin Rosenman LLP